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FALCONBRIDGE LIMITED

         2002 ANNUAL INFORMATION FORM
April 30, 2003

TECHNICAL GLOSSARY

bankable feasibility study: means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.

by-product credits: all revenues received from by-products.

capacity: the design number of units which can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.

CIS: the Commonwealth of Independent States.

Comex: The New York Commodity Exchange.

concentrate: a product containing valuable minerals from which most of the waste material in the ore has been separated.

copper cathode: flat plate of pure (approximately 99.9%) copper that is the product of electrolytic copper refining or the solvent extraction/electrowinning process.

Defence Logistics Agency: a United States of America Department of Defence, defence agency. One of the responsibilities of the Defence Logistics Agency is the Defence National Stockpile.

Eastern Bloc: Albania, Bulgaria, the CIS, Cuba, the Czech Republic, Hungary, Mongolia, North Korea, the People's Republic of China, Poland, Romania and Slovakia.

Falcondo: Falconbridge Dominicana, C. por A. The Corporation owns 85.26% of the outstanding shares of Falcondo.

ferronickel: an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced and prices realized by Falconbridge set forth in this annual information form are expressed in terms of nickel contained in ferronickel.

LME: the London Metal Exchange.

matte: a mixture of metal sulphides enriched with nickel, copper, cobalt, silver, gold and platinum group metals.

mill: a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral reserve: (1) the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are categorized as follows:

  •
  A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

  •
  A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource: (1) a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are categorized as follows:

  •
  A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

  •
  An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  •
  An "inferred mineral resource" is that part of a mineral resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

National Instrument 43-101: National Instrument 43-101, Standards of Disclosure for Mineral Exploration and Development of Mining Properties published by the Canadian Securities Administrators.

off-warrant nickel stocks: nickel stocks not held in LME registered warehouses.

ounce: troy ounce.

platinum group metals: platinum, palladium, rhodium and related metals present in some nickel/copper ores.

preliminary feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where a mining method, in the case of underground mining, or a pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a "qualified person", (as defined in National Instrument 43-101), acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

primary nickel: the nickel contained in products of smelters and refineries which are in a form ready for use by consumers.

refinery: a plant where concentrates or matte are processed into one or more refined metals.

smelter: a plant where concentrates are processed into an upgraded product.

tonne: 1,000 kilograms.

Western World: all countries other than those in the Eastern Bloc.

Note:

(1)
The definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are from the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 (the "CIM Standards"). The disclosure contained in this annual information form with respect to mineral reserves and mineral resources has been compiled in accordance with CIM Standards under the direction of and verified by Chester M. Moore, the Corporation's Director, Mineral Reserve Estimation and Reporting. Mr. Moore is a member of the Ontario Association of Professional Geoscientists of Ontario, with 30 years of experience as a geologist and is a "qualified person" as defined in National Instrument 43-101. The mineral reserve and mineral resource estimates have been prepared using classical and/or geostatistical methods plus economic and mining parameters appropriate to each deposit. Falconbridge is not aware of any environmental, permitting, legal, taxation, political, marketing or other relevant issue that would materially affect the estimates of the mineral reserves. The mineral resources which are not reserves have reasonable prospects for economic extraction but have not yet had complete formal evaluation, and do not have demonstrated economic viability.

KEY ASSUMPTIONS FOR MINERAL RESERVE AND RESOURCE ESTIMATION

Bulk Density: The factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

Cut-Off Grade: The grade that ensures that the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors, including deposit size and shape, metal content and prime cost structure.

Exchange Rate (U.S. $ to Cdn $): 1.50

Long Term Metal Prices (U.S. $ per pound): Nickel $3.25, Copper $0.90, Zinc $0.50

Minimum Mining Width: The smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cut-off grade.

Mining Dilution: (1) All external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

Mining Recovery: (1) The proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due to a range of factors including deposit geometry and mining method.

Note:

(1)
Used for mineral reserve estimation only.

CURRENCY

        All references in this annual information form to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

METRIC/IMPERIAL CONVERSION TABLE

        The imperial equivalents of the metric units of measurement used in this annual information form are as follows:

Metric Unit	Imperial Equivalent
gram	0.03215 troy ounces
hectare	2.4711 acres
kilogram	2.2046223 pounds
kilometre	0.62139 miles
metre	3.2808 feet
tonne	1.1023 short tons

FALCONBRIDGE LIMITED

Overview

        Falconbridge Limited (the "Corporation") is the continuing corporation resulting from the amalgamation under the Business Corporations Act (Ontario) on June 22, 1994 of several companies including a company also named Falconbridge Limited. Predecessors of the Corporation have carried on business under the Falconbridge Limited name since 1928. The registered and principal office of the Corporation is at BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario, M5J 2T3.

        At December 31, 2002, Noranda Inc. ("Noranda") owned, directly and indirectly, approximately 59.5% and public shareholders owned approximately 40.5% of the outstanding common shares of the Corporation.

        The Corporation's articles of amalgamation were amended on March 5, 1997 to provide for the issuance of cumulative preferred shares series 1, 2 and 3. On March 7, 1997 the Corporation completed the issue of 8,000,000 units, each unit consisting of one cumulative preferred share series 1 and one cumulative preferred share series 2 purchase warrant. The holder of a unit was entitled, on each of September 1, 1998, December 1, 1998 and March 1, 1999, to acquire one cumulative preferred share series 2 upon the exercise of the warrant and the payment of $15.00 and the concurrent conversion of the cumulative preferred share series 1 into a cumulative preferred share series 2. At December 31, 2002, there were 89,835 cumulative preferred shares, series 1, and 7,910,165 cumulative preferred shares, series 2, issued and outstanding. In 2004, the cumulative preferred shares series 2 will be convertible into cumulative preferred shares series 3.

        The Corporation and its subsidiaries (collectively, "Falconbridge") are engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge has mining and mineral processing facilities in Canada (Sudbury Operations, Raglan, Kidd Creek Operations), Norway (Nikkelverk), the Dominican Republic (Falcondo) and Chile (Collahuasi and Lomas Bayas).

        In April 2002, the Corporation and Noranda agreed to combine certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda and a number of the functions of each company that are managed jointly.

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge markets and sells nickel and cobalt and certain other products through marketing and sales offices in Canada, the United States, Belgium and Japan. In 2002, approximately 42% of Falconbridge's revenues were from sales of nickel and ferronickel, 41% from sales of copper, 8% from sales of zinc, 3% from sales of cobalt and 6% from sales of other products.

        The Corporation believes that Falconbridge is the third-largest producer of refined nickel in the world. Approximately 32% of Falconbridge's combined nickel and ferronickel sales are used in the manufacture of stainless steel. Approximately 58% of Falconbridge's 2002 combined nickel and ferronickel sales by volume were to customers in Europe, 18% to customers in the United States and the balance to customers in Japan, Canada, Mexico, Latin America, Southeast Asia and Korea.

Corporate Strategy and Business Developments

        Falconbridge's strategy remains focused on the exploration, development and production of nickel and copper metals.

  Mine Development, Capacity Expansion and Exploration

        At the Sudbury Mines/Mill and Kidd Mining Division, Falconbridge's focus during the past three years has been on the development of higher grade mines and initiatives to reduce operating costs. The Fraser and Strathcona mine rationalization program was completed during this period. The second phase of the development of the Kidd Mining Division's No. 3 mine was completed in 2002. The development of the Kidd Mining Division's Mine D was approved during this period.

        During the last three years, the capacity of the smelter at the Kidd Metallurgical Division was expanded from 148,000 to 150,000 tonnes of blister copper per year, the copper refinery capacity was expanded from

145,000 to 147,000 tonnes of copper cathode per year and the zinc plant capacity from 146,000 to 147,000 tonnes of zinc per year. Raglan increased its annual rate of milled tonnage from 800,000 to 1 million tonnes of ore and completed an optimization plan to increase mill capacity from 2,400 to 3,000 tonnes of ore throughput per day. During this period, Collahuasi completed a preliminary feasibility study regarding the transfer of mining activity from the Ujina to the Rosario orebody and a bankable feasibility study to increase concentrator throughput. In 2002, the decision to proceed with the expansion of the concentrator was made and construction at the site began in November 2002.

        Exploration on Falconbridge's land holdings has continued over the past three years. At the Sudbury Operations exploration programs conducted in 2001 and 2002 have resulted in the discovery of a new mineral resource at Nickel Rim South. Falconbridge's business development group continued to search for new opportunities for growth in nickel, platinum group metals and advanced copper projects during this period.

  Environmental Improvements

        In 2002, Falconbridge completed a three-year program to improve the performance of the tailings management system at the Kidd Metallurgical Division. In 2001, construction of Pond E was completed at a cost of $5.25 million and Pond E was commissioned in February 2002. The settling pond is expected to increase capacity for settling metals and suspended solids during extreme weather events. In the past, extreme weather events have led to some exceedances over the allowable discharge of metals and suspended solids.

        Also during 2002, Raglan commissioned a project to recycle 100% of the mill effluent water. Recycling will ensure compliance with provincial regulations, including effluent toxicity which has been a seasonal problem. The management of water originating from mine pit operations is currently the subject of a study to improve practices that will simplify operations affected by extreme seasonal variations. This is expected to lead to improved performance and lower operating costs for current and future mine developments.

  Capital Expenditures and Debt Repayments

        Since January 1, 2000, Falconbridge's capital and project expenditures have totaled $955.7 million, including $352.4 million at the Kidd Creek Operations, $134.6 million at Collahuasi, $130.9 million at Raglan, $108.9 million at the Sudbury Operations, $96.6 million on the Koniambo project, $73.8 million at Falcondo, $32.8 million at Nikkelverk, $18.9 million at Lomas Bayas, and $6.8 million at other locations.

        During the same period, Falconbridge spent $119.0 million on exploration and $57.8 million on research and development.

        In 2001, Falconbridge completed the acquisition of Lomas Bayas for a cash payment of $100.7 million. See "Business of Falconbridge — Lomas Bayas".

        In the last three years, Falconbridge's consolidated long-term debt increased by $447.5 million. Long-term debt increased primarily as a result of the issue of $558.4 million principal amount of debentures by the Corporation, the acquisition of Lomas Bayas and its outstanding debt of $161.8 million, the net repayment of $179.6 million of indebtedness outstanding under the Corporation's bank credit facilities and commercial paper program, the repayment of $213.8 million and $23.9 million in bank loans by Collahuasi and Lomas Bayas respectively. The balance of the increase is primarily due to changes over the last three years in the Canadian/U.S. exchange rate.

  Sulphuric Acid Investigation

        The United States Department of Justice has convened a grand jury to investigate possible criminal antitrust violations by Falconbridge, Noranda and other sulphuric acid producers in the United States. To the Corporation's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. In addition, several federal and state class action suits have been filed in the United States alleging antitrust violations in connection with the sale of sulphuric acid in the United States by Noranda, Falconbridge and NorFalco LLC (a joint venture owned 65% by Noranda and 35% by Falconbridge that markets, transports and distributes sulphuric acid in North America). The complaints allege that Noranda, Falconbridge and NorFalco LLC conspired with certain alleged co-conspirators to fix the price of sulphuric acid in the United States. In each action, the plaintiffs claim prices for sulphuric acid were artificially inflated and therefore the plaintiffs paid more than they otherwise would have paid for sulphuric acid in the absence of the alleged price fixing conspiracy. Each complaint seeks unspecified treble damages, attorney fees and costs. Falconbridge denies engaging in any such conspiracy and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful. Falconbridge intends to vigorously defend these actions.

Organizational Chart

        The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

Notes:

(1)
The Corporation owns 100% of the shares of Natresco Incorporated which, in turn, owns 100% of the shares of Falconbridge U.S., Inc.

(2)
New Quebec Raglan Mines Limited owns 100% of the common shares of Société minière Raglan du Québec ltée, which owns the Raglan mine.

(3)
Falconbridge Chile S.A., CMDIC Holdings Limited and Falconbridge Collahuasi Limited own 21.77%, 17.88% and 4.35%, respectively, and 44%, collectively, of the shares of Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), which owns 100% of Collahuasi.

(4)
CMLB Holdings Limited owns 100% of the shares of Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas"), which owns 100% of Lomas Bayas.

BUSINESS OF FALCONBRIDGE

        Falconbridge operates in one industry – the exploration, development, mining, processing and marketing of mineral products. These activities are conducted through six segments – the Integrated Nickel Operations, Kidd Creek Operations, Falcondo, Collahuasi, Lomas Bayas and Corporate. All are 100% owned except for Falcondo and Collahuasi which are 85.26% and 44% owned, respectively.

  •
  Integrated Nickel Operations ("INO")

  •
  Sudbury Operations — mines, mills and smelts its own nickel/copper ores and smelts Raglan concentrates and custom feed from other sources.

  •
  Société minière Raglan du Québec ltée ("Raglan") — mines and mills its own nickel/copper ores.

  •
  Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk") — refines matte produced by the Sudbury Operations and custom feed from other sources.

  •
  Falconbridge International Limited ("FIL") — manages and develops the INO's custom feed business outside Canada.

  •
  Falconbridge U.S., Inc. — markets and sells nickel, cobalt and other products throughout the United States, Canada, Mexico and Latin America.

  •
  Falconbridge Europe S.A. — markets and sells nickel, cobalt and other products throughout Europe, India and Africa, and silver, gold and platinum group metals throughout the world. Falconbridge Europe S.A. also sells all the copper cathode produced at the Nikkelverk refinery.

  •
  Falconbridge (Japan) Ltd. — markets and sells nickel, cobalt and other products throughout Japan and Asia.

  •
  Kidd Creek Operations

  •
  Kidd Mining Division — mines its own copper/zinc ores.

  •
  Kidd Metallurgical Division — mills, smelts and refines copper/zinc ores from the Kidd Mining Division and processes Sudbury Operations' copper concentrate; smelts and refines custom feed from other sources including some Collahuasi feed.

  •
  Falconbridge Dominicana, C. por A. ("Falcondo") — mines, mills, smelts and refines its own nickel laterite ores.

  •
  Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi") — mines and mills its own copper sulphide ores into concentrate; mines and leaches its own copper oxide ores to produce copper cathode.

  •
  Compañia Minera Falconbridge Lomas Bayas ("Lomas Bayas") — mines and processes its own copper oxide ores to produce copper cathode.

  •
  Corporate

  •
  Exploration — conducts exploration worldwide.

  •
  Business Development — searches worldwide for attractive investment opportunities to support Falconbridge's growth strategy.

  •
  Marketing and Sales — provides marketing and sales support to all INO sales offices and markets.

  •
  Technology — conducts research, development and engineering.

Integrated Nickel Operations

Sudbury Operations

        The Sudbury Operations consist of the Sudbury Mines/Mill and Sudbury Smelter.

  Sudbury Mines/Mill

  Properties and Mines

        The Corporation has been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by the Corporation and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

        Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, Fraser, Lindsley and Lockerby mines. In 2002, the Craig mine provided 43% of Sudbury Mines/Mill's ore production.

        Total mine production for 2002 was 3.7% higher than planned while nickel grades were approximately the same as planned.

        In July 2002, the Ontario Ministry of Labour laid charges against the Corporation under the Occupational Health and Safety Act with respect to the underground fatality of an employee that occurred in July 2001 at the Fraser mine at Sudbury Mines/Mill. A trial of the action is expected to be scheduled for later in 2003.

  Mineral Reserves and Mineral Resources

        The Sudbury Mines/Mill's mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

				Changes in 2002 (tonnes)
	December 31, 2001					December 31, 2002
Category				Tonnes milled	Revisions/ discoveries
	Tonnes	Nickel	Copper			Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves(1)
Proven	9,906	1.51	1.28	(2,076)	84	7,914	1.45	1.36
Probable	7,113	1.30	1.32	(76)	2,175	9,212	1.22	1.21

Total	17,019	1.42	1.30	(2,152)	2,259	17,126	1.33	1.28

Mineral Resources (in addition to Mineral Reserves)
Measured	164	1.63	0.90	(10)	(69)	85	2.38	1.27
Indicated	16,131	2.47	1.16	—	617	16,748	2.38	1.10

Total	16,295	2.46	1.16	(10)	548	16,833	2.38	1.10

Inferred	15,300	1.80	2.04	—	6,800	22,100	1.8	2.4

Note:

(1)
Mineral reserves remained constant in 2002 because the annual production was replaced with increases in reserves at Craig, Lindsley and Fraser mines.

        At planned operating rates, the mineral reserves at Sudbury Mines/Mill are equal to approximately eight years of production.

  Milling

        The ore from the Sudbury Mines/Mill's mines is crushed and ground and the nickel/copper-bearing sulphide minerals contained in the ore are separated from waste materials at the Sudbury Mines/Mill's Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Strathcona mill has a capacity of approximately 10,000 tonnes of ore per day.

        The copper concentrate from the Strathcona mill is delivered to the Kidd Metallurgical Division's mineral processing facilities for smelting and refining. See "Kidd Creek Operations — Kidd Metallurgical Division". The nickel/copper concentrate from the Strathcona mill is delivered to Sudbury Smelter for smelting.

        The annual production of the Sudbury Mines/Mill for the two years ended December 31, 2002 was as follows:

		2002	2001
		(tonnes)
Ore milled from all sources		2,295,000	1,946,000
Mine output in concentrate	— nickel	27,800	25,200
	— copper	31,100	22,900
	— cobalt	690	630

  Sudbury Smelter

        The mineral processing facilities operated by Sudbury Smelter include a smelter and a sulphuric acid plant. The smelter processes concentrates and other feed material containing nickel, copper, cobalt, silver, gold and platinum group metals. In 2002, the smelter treated all of the nickel/copper concentrates from the Sudbury Mines/Mill and all the concentrate from Raglan, as well as a variety of metal bearing, secondary, recyclable and intermediate feedstocks from third parties and smaller amounts of concentrates from third parties.

        Sudbury Smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury Smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The roaster gas from the smelter operation is treated in an adjacent plant to produce sulphuric acid thereby reducing sulphur dioxide emissions to the natural environment. The sulphuric acid plant has the capacity to produce approximately 300,000 tonnes of sulphuric acid per year. The Sudbury Smelter's output of sulphuric acid is purchased for resale by a subsidiary of Noranda (which is partly owned by Falconbridge) that markets, transports and distributes sulphuric acid in North America.

        The matte produced by the Sudbury Smelter is shipped by rail to Quebec City and by sea to the Nikkelverk refinery for further processing. See "Business of Falconbridge — Integrated Nickel Operations — Nikkelverk".

        The annual production of the Sudbury Smelter for the two years ended December 31, 2002 was as follows:

		2002	2001
		(tonnes)
Smelter output of nickel
	Sudbury mines	28,300	24,600
	Raglan	25,200	26,900
	Custom feed	4,400	3,400

	Total	57,900	54,900

Smelter output of copper
	Sudbury mines	11,200	8,900
	Raglan	6,600	7,200
	Custom feed	2,700	1,800

	Total	20,500	17,900

Smelter output of cobalt
	Sudbury mines	690	590
	Raglan	370	420
	Custom feed	900	780

	Total	1,960	1,790

Copper concentrate	— nickel	90	60
	— copper	21,700	14,000
Sulphuric acid		246,800	224,600

Raglan

  Property and Mines

        The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,655 hectares and six 20-year mining leases covering 441 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. The property is owned by Société minière Raglan du Québec ltée, an indirect wholly-owned subsidiary of the Corporation.

        Falconbridge has explored the Raglan property since the 1960s. Development of the Raglan mine site at Katinniq began in 1996 following receipt of environmental approvals and the conclusion of agreements with Makivik Corporation (the representative of the local Inuit population) and the Province of Quebec regarding infrastructure funding. The Raglan facilities include underground mine development and open pits, a concentrator, a power plant, accommodation and administration buildings, fresh water supply and fuel storage tanks. The facilities are linked by all-weather roads to an airstrip at Donaldson and to concentrate storage and shiploading facilities at Deception Bay, 100 kilometres from Katinniq. Raglan concentrate is transported by ship to unloading, storage and rail load-out facilities in Quebec City.

        Commercial production at Raglan began in 1998. Raglan's annual production capacity is 1,000,000 tonnes per year of ore milled.

  Mineral Reserves and Mineral Resources

        Raglan's mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

				Changes in 2002 (tonnes)
	December 31, 2001					December 31, 2002
Category					Revisions/ discoveries
	Tonnes	Nickel	Copper	Production		Tonnes	Nickel	Copper
	(000's)%		%	(000's)	(000's)	(000's)%		%
Mineral Reserves(1)
Proven	7,136	3.05	0.81	(869)	424	6,691	3.04	0.81
Probable	12,404	2.76	0.78	—	(986)	11,418	2.78	0.78

Total	19,540	2.87	0.79	(869)	(562)	18,109	2.88	0.79

Mineral Resources (in addition to Mineral Reserves)
Measured	—	—	—	—	289	289	1.62	0.41
Indicated	3,066	1.93	0.70	—	(479)	2,587	1.98	0.76

Total	3,066	1.93	0.70	—	(190)	2,876	1.95	0.72

Inferred	2,600	2.60	0.89	—	800	3,400	2.7	0.87

Note:

(1)
Annual production and negative reserve adjustments resulted in a decrease of 1.4 million tonnes of mineral reserves.

        At planned operating rates, the mineral reserves at Raglan are equal to approximately 18 years of production.

  Milling

        The ore from the Raglan mine is crushed, ground and treated at the Raglan mill in Katinniq to produce nickel/copper concentrate. The current capacity of the mill is 3,000 tonnes of ore throughput per day.

        Raglan concentrate is trucked to Deception Bay for marine shipment to Quebec City and then transported by rail to the Sudbury Smelter for treatment. There were six shipments from Deception Bay during 2002. No shipping occurs from mid-March to early-June.

        Raglan's annual production for the two years ended December 31, 2002, was as follows:

		2002	2001
		(tonnes)
Ore milled		868,000	961,000
Mine output in concentrate	— nickel	24,600	24,600
	— copper	6,500	6,900
	— cobalt	390	320

Nikkelverk

  Refining

        Nikkelverk owns and operates a refinery and sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury Smelter as well as custom feed from other sources. The Corporation believes that the Nikkelverk refinery is among the lowest cost nickel refineries in the western world.

        The Nikkelverk refinery uses a chlorine leach and electrowinning process developed by Falconbridge to separate and recover component metals. The process is cost-efficient in the treatment of complex raw materials and achieves high productivity and recoveries. This efficiency allows greater flexibility in the sourcing and treatment of custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 38,000 tonnes of copper and 4,500 tonnes of cobalt. Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible when market conditions warrant. The sulphuric acid plant has a capacity of approximately 100,000 tonnes of sulphuric acid per year.

        The Nikkelverk refinery also treats the silver, gold and platinum group metals contained in the matte produced by Sudbury Smelter and the custom feed from other sources. Mattes from Sudbury Smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery in 2002. See "FIL — Custom Feed".

        The production of platinum group metals grew in importance during 2002 as production volumes expanded. The Nikkelverk refinery produced approximately 355,000 ounces of platinum group metals in 2002 compared with approximately 234,000 ounces in 2001.

        The Nikkelverk refinery's annual production for the two years ended December 31, 2002 was as follows:

	2002	2001
	(tonnes)
Nickel	68,500	68,200
Copper	30,600	26,700
Cobalt	4,000	3,300
Sulphuric acid	89,900	86,400

        The Nikkelverk refinery operated at low levels during the third quarter of 2002 due to a shortage of feed from the feed suppliers and was shut down for three weeks in July/August, 2002.

FIL

        FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium is responsible for managing the INO's custom feed business outside Canada. Custom feed, or third-party primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the Nikkelverk refinery. The availability of and profit margins associated with the secondary raw materials processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices.

        The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. In 2002, Sudbury Smelter's output from secondary raw materials included 4,400 tonnes of nickel, 2,700 tonnes of copper and 900 tonnes of cobalt.

        In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 49% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2002. Under the agreement, which was extended in 1998 to at least the end of 2010, BCL has agreed to deliver approximately 13,000 to 16,000 tonnes of nickel in matte per year to the Nikkelverk refinery.

        In 2002, custom feed represented approximately 25% of the nickel, 42% of the copper and 76% of the cobalt output at the Nikkelverk refinery.

Kidd Creek Operations

        The Kidd Creek Operations consist of the Kidd Mining Division and the Kidd Metallurgical Division.

  Kidd Mining Division

  Properties and Mines

        The Corporation has been mining the Kidd Creek copper/zinc deposits in Timmins, Ontario since 1966. The Kidd Mining Division's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine Mining Division, Ontario. The properties owned by the Corporation comprise 14 patented half lots covering 896 hectares of freehold mining land.

        The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the No. 1, 2 and 3 mines, which access progressively deeper levels. In 2002, the No. 1 mine accounted for 40%, the No. 2 mine accounted for 10% and the No. 3 mine accounted for 50% of the Kidd Mining Division's mine ore production.

        Ore production has been decreasing as mining has progressed to deeper levels of the orebody. The Corporation anticipates that the Kidd Mining Division's annual ore production will increase slightly from approximately 2.2 million tonnes in 2002 to approximately 2.4 million tonnes in 2003, 2004 and 2005.

        In 2000, the Corporation approved the development of Mine D, the depth extension of the Kidd Creek orebody beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 10,200 feet (3,100 metres). Production from Mine D is scheduled to begin in 2004 and production is expected to reach 550,000 tonnes in 2005.

        In 2002, the Kidd Mining Division substantially completed the development of the second phase of its No. 3 mine. Production, which began late in 2001, contributed 490,000 tonnes in 2002 and is expected to contribute 600,000 tonnes of ore annually when full production levels are reached in 2004.

        The Kidd Creek orebody is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. The Corporation has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion, a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        The Kidd Mining Division's annual production for the two years ended December 31, 2002 was as follows:

		2002	2001
		(tonnes unless otherwise noted)
Ore hoisted		2,230,000	1,977,000
Mine output in concentrate	— copper	45,400	42,300
	— zinc	104,100	81,700
	— silver (ounces)	3,671,000	2,865,000

        In November 2002, the Corporation plead guilty and was fined $225,000 for a charge under the Occupational Health and Safety Act (Ontario) in connection with a September 2000 accident at the Kidd mine site where an employee, who was part of a four-person underground crew, was fatally injured during the removal and re-installation of a section of pressurized air pipes.

  Mineral Reserves and Mineral Resources

        The Kidd Mining Division's mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

					Changes in 2002 (tonnes)
	December 31, 2001						December 31, 2002
Category					Tonnes milled	Revisions/ discoveries
	Tonnes	Copper	Zinc	Silver			Tonnes	Copper	Zinc	Silver
	(000's)%		%	(grams/ tonne)	(000's)	(000's)	(000's)%		%	(grams/ tonne)
Mineral Reserves(1)
Proven	14,697	2.17	5.85	77	(2,202)	914	13,409	2.01	5.77	76
Probable	10,285	2.25	6.98	54	—	—	10,285	2.25	6.98	54

Total	24,982	2.20	6.32	68	(2,202)	914	23,694	2.11	6.30	66

Mineral Resources (in addition to Mineral Reserves)
Indicated	348	2.06	6.69	30	—	(248)	100	2.96	6.79	50
Inferred	14,150	3.35	4.90	91	—	(50)	14,100	3.4	4.9	91

Note:

(1)
Mineral reserves decreased by 1.3 million tonnes after production of 2.2 million tonnes. Approximately 900,000 tonnes of reserves were added in 2002 by the complete re-estimation of the stopes in No. 3 mine.

        At planned operating rates, the mineral reserves at Kidd Mining Division are equal to approximately 10 years of production. The proposed development of Mine D is expected to extend the life of the Kidd Mining Division beyond 10 years.

  Kidd Metallurgical Division

  Milling, Smelting and Refining

        The ore from the Kidd Mining Division is transported by a company-owned railway to the Kidd Metallurgical Division's mineral processing facilities located 27 kilometres southeast of the minesite. These facilities include a concentrator, a copper smelter and refinery, a zinc plant, a cadmium plant, a dust treatment plant (which recovers indium, copper and zinc) and two sulphuric acid plants. The Kidd Metallurgical Division also operates, on a cost plus basis, a liquid sulphur dioxide plant in a joint venture with Chemtrade Ltd.

        The concentrator produces copper and zinc concentrates and treats all ores from the Kidd Mining Division in two of four available grinding/flotation circuits. The remaining two circuits are available to process custom ore.

        The copper concentrate produced at Kidd, together with that shipped from the Sudbury Strathcona mill and other copper custom feeds, are fed into the smelter, which has the capacity to produce 150,000 tonnes of blister copper per year. Custom feeds originating outside of the Corporation's Ontario operations comprised approximately 50% of copper smelter feed in 2002 and are expected to be at a similar level in 2003.

        The blister copper produced at the smelter is either treated in the refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including Noranda. In addition to copper, the refinery produces substantial amounts of silver containing anode slimes that are further toll refined by outside refineries, including Noranda's CCR refinery for precious metal recovery.

        The zinc plant has the capacity to produce 147,000 tonnes of zinc per year. This capacity is sufficient to process the Kidd Metallurgical Division's zinc concentrates and custom feed from other sources. Custom feed comprised approximately 30% of the total zinc plant feed in 2002 and is expected to comprise approximately 40% in 2003.

        The Corporation has an agreement with Noranda, whereby Noranda acts as the sales agent for all products, other than sulphuric acid, anode slimes and indium, produced by the Kidd Metallurgical Division. Under this agreement, which may be terminated on 12 months' notice, an annual marketing fee is paid. In addition, all of the sulphuric acid produced by Kidd Metallurgical Division is purchased for resale by a subsidiary of Noranda (which is partly owned by Falconbridge).

        In June 2002, the Corporation plead guilty to four charges laid under the Environmental Protection Act (Ontario) and agreed to a fine of $16,000. The charges relate to effluent discharge limits for zinc, copper and suspended solids that were exceeded in 1999. A total of 12 other charges were withdrawn.

  Custom Feed

        The Kidd Metallurgical Division purchases a variety of primary and secondary copper and zinc-bearing materials on both a long and short-term basis. Suppliers of these materials include the Noranda group of companies.

        The Corporation has an agreement for the supply of zinc concentrate from Billiton Metals Canada Inc.'s Selbaie mine/mill facility in northern Quebec and sources additional zinc concentrates from other suppliers. The Kidd Metallurgical Division also has agreements to process copper concentrate shipped from Collahuasi, and sources additional concentrates from Minera Escondida Limitada, Minera Alumbrera Limitada and others. These shipments, together with concentrates produced from the Kidd Mining Division's ores, should enable the zinc and copper plants to operate at capacity.

        Both copper and zinc operations of the Kidd Metallurgical Division evaluate the economics of custom feeds on an ongoing basis to ensure financial viability as part of the process to determine, confirm or modify annual operating plans. In addition, copper and zinc concentrates are sometimes sold when overall economics are favorable.

        The Kidd Metallurgical Division's production for the two years ended December 31, 2002 was as follows:

	2002	2001
	(tonnes)
Zinc refinery output	145,300	140,100
Copper cathode — refinery output	146,500	127,800
Blister copper	144,100	132,100
Sulphuric acid	584,200	514,300

        Production records were established for refined zinc production, blister copper and copper cathode production in 2002 and the smelter also achieved its best ever on-line time. The copper smelter conducted a shortened 7-day maintenance shutdown in September 2002 and deferred some repairs to a 3-week maintenance shutdown planned for the second quarter of 2003. Zinc operations undertook a 12-day maintenance outage in 2002.

        In April 2003, the Corporation announced that the zinc refinery operations will shut down for 13 weeks during the summer as a result of persistently low treatment charges combined with recent changes in currency exchange rates and higher costs relative to Falconbridge's concentrate purchase and metal sales positions. This represents an extension to the shutdown of eight weeks previously announced in February 2003. The Corporation will continue to re-evaluate market forecasts and the profitability of the Kidd Metallurgical Division's zinc business.

Falcondo

        The Corporation owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

  Properties and Mines

        Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 24,100 hectares. Falcondo owns 4,831 hectares, 4,771 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 60 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

        Mining at Falcondo is carried out from the surface using bulldozers, loaders and trucks. Falcondo's total mine production for the year ended December 31, 2002, as obtained through a metallurgical balance calculation, was 3,040,600 tonnes of ore at an average nickel grade of 1.23%.

  Mineral Reserves and Mineral Resources

        Falcondo's mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

	December 31, 2001		Changes in 2002 (tonnes)		December 31, 2002
Category				Revisions/ discoveries
	Tonnes	Nickel	Production		Tonnes	Nickel
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves(1)
Proven	48,982	1.18	(3,041)	6,543	52,484	1.19
Probable	11,716	0.96	—	(80)	11,636	0.96

Total	60,698	1.14	(3,041)	6,463	64,120	1.15

Mineral Resources (in addition to Mineral Reserves)
Indicated	13,840	1.53	—	—	13,840	1.53
Inferred	6,400	1.41	—	—	6,400	1.41

Note:

(1)
The mineral reserves showed a net increase of 3.4 million tonnes after production of 3.0 million tonnes in 2002. The increase is mainly due to mining gains of 4.5 million tonnes plus the discovery of 1.5 million tonnes primarily at the Caribe and Guardarraya deposits.

        At planned operating rates, mineral reserves at Falcondo are equal to approximately 15 years of production.

  Milling, Smelting, Refining and Marketing

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200 megawatt thermal power plant. In 2002, Falcondo sold 62,138 megawatts of excess power produced at the power plant through the national electricity grid. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the two years ended December 31, 2002 and 2001 was 23,303 tonnes and 21,662 tonnes, respectively.

        As a result of declining ferronickel prices and the high price of crude oil Falcondo was shutdown from October 2001 to January 2002. General maintenance work on the plant facilities was carried out during the shutdown.

        In December 2002, production at Falcondo was restricted because of required maintenance at the power plant and a shortage of oil caused by the Venezuelan national strike. Falcondo secured new oil supplies and the restriction in production was limited to a few days in January 2003 after which full production resumed.

        Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Ltd.

Collahuasi

  Participants

        Falconbridge and Anglo American Plc each own a 44% interest in Collahuasi. A Japanese consortium of Mitsui and Co., Nippon Mining and Metals Co. and Mitsui Mining and Smelting Co. holds the remaining 12% interest.

        Capital expenditures of U.S.$l,792 million were required to bring the Collahuasi operation into commercial production. Total capital requirements incurred at Collahuasi, including working capital, were approximately U.S.$1,870 million. These expenditures were financed through a combination of third party debt and equity and subordinated loans from Collahuasi's shareholders.

  Property and Mines

        The Collahuasi property covers 380 exploitation concessions over 110,710 hectares and 85 exploration concessions over 41,800 hectares. The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique. The Collahuasi operation sites are serviced by an airstrip and roads linking them to Calama and Iquique.

        The Collahuasi property contains two separate porphyry copper deposits known as Ujina and Rosario, each with important secondary enrichment zones, and the exotic copper deposit Huinquintipa located downstream from the Rosario deposit. In addition to the porphyry copper deposits, which have not been delineated at depth, the property contains high grade copper/silver vein systems at the adjacent deposit of La Grande.

        The Collahuasi facilities include a 60,000 tonne per day concentrator at Ujina, a copper oxide leaching plant, an oxide solvent extraction/electrowinning plant, a concentrate pipeline, dewatering plant and port at Punta Patache, 65 kilometres south of Iquique, and other project infrastructure. Production will average 350,000 tonnes per year of copper in concentrate and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company, which has constructed a 150 megawatt coal-fired generating station at Punta Patache and 180 kilometres of high voltage transmission lines to the Ujina site.

        The Collahuasi property is located in a high altitude desert area, or Altiplano, 4,300 metres above sea level. Collahuasi holds licences which permit it to extract and use the 850 litres of water per second required for production from two nearby subterranean reservoirs at Coposa and Michincha.

  Mining, Milling and Processing

        Commercial production at the Collahuasi operation began in 1999.

        During 2002, 130.2 million tonnes of raw material was mined, 25.2 million tonnes of ore was milled at the concentrator and 5.4 million tonnes of ore was processed at the copper oxide leaching plant. Falconbridge's share of the copper produced by Collahuasi during 2002 was 26,700 tonnes of cathode copper and 158,300 tonnes of copper in concentrate. A new SAG mill pebble crushing plant was successfully commissioned in 2001. This facility significantly mitigates the effect of hard ore on concentrator throughput rates.

        In 2001, a bankable feasibility study relating to the transfer in 2004 of mining activities from the Ujina orebody to the Rosario orebody and the expansion of the concentrator milling capacity to 110,000 tonnes per day was completed. The transition to Rosario includes the construction of an overland conveyor to transport sulphide ore to the concentrator. A final decision on the expansion of the concentrator was made and detailed engineering commenced in May 2002. Construction activities at the site began in November 2002. Prestripping at the Rosario pit began in July 2002. The Rosario infrastructure facilities, including offices, maintenance workshop and dewatering pumps, were completed by year end. Total capital expenditures associated with the transition and the concentrator expansion project were estimated to be U.S.$654 million, with Falconbridge's 44% share of this cost totalling U.S. $288 million.

  Mineral Reserves and Mineral Resources(1)

        Collahuasi's mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

			Changes in 2002 (tonnes)
	December 31, 2001				December 31, 2002
Category				Revisions/ discoveries
	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves
Proven	321,508	1.05	(22,097)	10,843	310,254	1.02
Probable	1,546,150	0.90	(8,593)	(9,063)	1,528,494	0.90

Tota1(2)	1,867,658	0.93	(30,690)	1,780	1,838,748	0.92

Mineral Resources (in addition to Mineral Reserves)
Measured	203,215	0.70	—	(155,010)	48,205	0.57
Indicated	275,853	0.57	—	153,913	429,766	0.63

Total	479,068	0.63	—	(1,097)	477,971	0.63

Inferred	1,840,000	0.72	—	—	1,840,000	0.72

Notes:

(1)
The mineral reserves and resources at Collahuasi are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000.

(2)
The decrease in mineral reserves in 2002 is due to annual mine production offset slightly by mining gains.

        At planned operating rates, mineral reserves at Collahuasi are equal to approximately 44 years of production.

Lomas Bayas

        In 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $100.7 million. Falconbridge will also pay

U.S.$15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

Property and Mines

        The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,217 hectares. Falconbridge also holds 20 exploitation concessions and six exploitation concession applications covering approximately 4,933 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit, as well as 53 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres northeast of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap leach grade ore is crushed and then placed on leach pads by a series of portable conveyors and a stacking system. Lower grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

        In 2002, Lomas Bayas mined 26.7 million tonnes of ore from which 59,300 tonnes of copper cathode were produced.

  Mineral Reserves and Mineral Resources

        Lomas Bayas' mineral reserves and mineral resources as at December 31, 2001 and December 31, 2002 were as follows:

			Changes in 2002(1) (tonnes)
	December 31, 2001				December 31, 2002
Category				Revisions/ discoveries
	Tonnes	Copper	Production		Tonnes	Copper
	(000's)%		(000's)	(000's)	(000's)%
Mineral Reserves
Proven	90,904	0.37	(8,556)	(4,434)	77,914	0.37
Probable	354,659	0.30	(14,986)	(20,238)	319,435	0.31

Total	445,563	0.32	(23,542)	(24,672)	397,349	0.32

Mineral Resources (in addition to Mineral Reserves)
Measured	11,741	0.28	—	2,013	13,754	0.27
Indicated	140,247	0.28	—	17,360	157,607	0.27

Total	151,988	0.28	—	19,373	171,361	0.27

Inferred	73,500	0.26	(3,160)	3,060	73,400	0.28

Note:

(1)
The mineral reserves decreased by 48.2 million tonnes due to mine production of 26.7 million tonnes and the revision of the long-term price of copper from U.S.$0.95 to U.S.$0.90. Much of the material deleted from the mineral reserves was added to the mineral resources which increased by 19.4 million tonnes.

        At planned operating rates, mineral reserves at Lomas Bayas are equal to approximately 14 years of production.

Corporate

Exploration

        The Falconbridge and Noranda exploration groups have been combined. The integrated team conducts worldwide exploration on behalf of Noranda and Falconbridge with the focus of exploration for Falconbridge consisting of nickel and platinum group metals.

        The Falconbridge exploration group is organized around four activities:

  •
  exploration support for existing operations;

  •
  project and business development support;

  •
  worldwide "greenfield" exploration and project generation; and

  •
  technical support, technology and mineral reserve/resource evaluation and reporting.

        The mandate of the exploration group for Falconbridge is to:

  •
  add mineral reserves at the existing operations;

  •
  add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth;

  •
  ensure that technological advances in exploration methodology are used to improve efficiency; and

  •
  conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from offices in Sudbury and at the Kidd Creek mine site and from a field office at the Raglan site. Greenfield exploration in North America is carried out from offices in Laval, Quebec. International greenfield exploration is conducted from the Corporation's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil and Pretoria, South Africa and from a field office in Abidjan, Côte d'Ivoire. Administration, accounting, legal and technical support is provided from the Toronto corporate office.

        At December 31, 2002, Falconbridge had a permanent exploration staff of 67, including 54 geologists and geophysicists.

        Falconbridge's exploration expenditures for the two years ended December 31, 2002 and its planned exploration expenditures for 2003 are as follows:

	2003	2002	2001
	(Planned)
	($ millions)
Support of core operations in Canada	19	19	22
Exploration projects in Canada	4	5	5
Collahuasi	—	—	1
Exploration projects outside Canada	6	10	12

Total	29	34	40

  Sudbury Operations

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, the Corporation has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration programs conducted in 2001 and 2002 have resulted in the discovery of a new mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1600 metres. Surface drilling to-date has defined an inferred resource consisting of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams per tonne platinum, 2.5 grams per tonne palladium and 1.5 grams per tonne gold. A decision whether or not to proceed with an underground exploration program will be made in 2003.

        The Corporation spent $11.9 million in 2002 on exploration in support of the Sudbury Operations and plans to spend $12.5 million in 2003. In addition, diamond drilling and other exploration was carried out on certain of the Corporation's properties by option and joint venture partners, who also have exploration programs planned for 2003.

  Raglan

        A reduced exploration program in 2002 resulted in the discovery of approximately 250,000 tonnes of mineral reserves in two individual lenses at Zone 2 and Katinniq. When added to the mining gains and losses, these discoveries replaced part of the annual production of 869,000 tonnes. In combination with production and other reserve write-downs the overall mineral reserves decreased by 1.4 million tonnes in 2002.

        The Corporation spent $2.6 million in 2002 on exploration in support of the Raglan operation and plans to spend $4.4 million in 2003.

  Kidd Creek Operations

        Exploration in the Timmins region in support of the Kidd Creek Operations focuses primarily on two areas: within the immediate area of the mine and in a 150 square kilometre area in the townships located north of Kidd mine. In addition, the Corporation conducts copper-zinc exploration joint ventures with other companies and focuses on areas within 200 kilometres of the Kidd Metallurgical Division's facilities.

        The Corporation spent $2.7 million on its Timmins region exploration program in 2002 and plans to spend approximately $1.0 million in 2003. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

  Côte d'Ivoire

        Falconbridge is the operator of a joint venture with La Société pour le Développement Minier de la Côte d'Ivoire, the state mining company of the Côte d'Ivoire, encompassing four significant nickel/cobalt bearing laterite deposits (Sipilou North, Foungouesso, Moyango and Viala) and three other occurrences (Sipilou South, Yamatoulo and Touoba). The Corporation has an 85% interest in the project.

        Exploration work has identified an indicated resource of 123.9 million tonnes of 1.57% nickel and 0.10% cobalt plus an inferred resource of 134.2 million tonnes of 1.39% nickel and 0.12% cobalt. Hydrometallurgical exploitation of the resources is potentially viable provided several key requirements can be satisfied, such as the development of a rail link to the coast.

        Following a coup d'état in December 1999, there has been a period of political turmoil in the Côte d'Ivoire that has included several changes in the composition of the Cabinet, including three changes in the position of Minister of Mines and Energy. A civil war is presently being waged and the future political situation in the country continues to be uncertain.

  Greenfield Exploration

        Greenfield exploration activity for nickel sulphide and platinum group metals ("PGMs") extends worldwide. The preferred exploration target is a high-grade deposit with significant by-product credits. Joint venturing to spread risk and cost and to increase the level of focused activity is a continuing strategy. Falconbridge and Impala Platinum Holdings Limited have formed a strategic alliance to jointly explore for PGMs. Under the terms of this five-year agreement, Falconbridge will conduct grassroots exploration for new high quality PGM projects worldwide.

        Exploration efficiency continues to be improved by cost sharing arrangements with Noranda with respect to several offices. In addition to the exploration programs at the Corporation's current operations, exploration projects are in progress in Canada, Africa, Australia, and Brazil.

Koniambo Project, New Caledonia

        In 1998, Falconbridge entered into a joint venture agreement with Société Minière du Sud Pacifique S.A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne per year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

        A work program leading to the production of a bankable feasibility study began in the fourth quarter of 1998. The prefeasibility study was completed by the second half of 2002 and is currently under review. Further geological drilling has been undertaken in order to delineate a minimum of 10 years of measured resources and 15 years of indicated resources at a 2.0% nickel cut-off grade. This drilling was completed in February 2003 and analysis of the new data is expected to be completed in May 2003. An environmental impact assessment is also expected to be issued by the end of the second quarter of 2003.

        U.S.$20.3 million was spent on the program in 2002, bringing the total expenditure to date to U.S.$87.5 million. It is expected that work on the bankable feasibility study will begin in the second half of 2003 and be completed by mid-2004. Total project cost through to the completion of the bankable feasibility study is expected to be U.S.$123 million.

Montcalm Project, Canada

        A feasibility study for the Montcalm nickel-copper property located near Timmins, Ontario is now underway and is tentatively scheduled for completion during the second quarter of 2003. The study is based on an indicated mineral resource of 7.0 million tonnes grading 1.36% nickel and 0.67% copper and an inferred mineral resource of 0.7 million tonnes grading 1.7% nickel and 0.70% copper. Montcalm has the potential to produce 5 million tonnes at a rate of 750,000 tonnes annually. The ore would be milled and concentrated at the Kidd Metallurgical Division, and could contribute up to 8,000 tonnes annually to nickel output from the Sudbury smelter.

Business Development

        The Falconbridge and Noranda business development groups have been combined. The group assesses new business opportunities worldwide on behalf of Falconbridge and Noranda with the focus for Falconbridge on nickel, platinum group metals and advanced copper projects.

Technology

  Exploration Technology

        Falconbridge participates in a number of exploration research projects designed to decrease the cost of mineral exploration. Projects cover the areas of geophysics, geology, geochemistry and remote sensing. The primary research thrust is to improve the radius of detection surrounding a drill hole, and this is being accomplished by financial support for the development of the Lamontagne Geophysics UTEM IV high powered transmitter. The development of this instrument was completed in 2002 and field trials were carried out at exploration projects in the Sudbury area. Final testing and optimization of the instrument prior to full production usage will be done early in 2003.

        Investigations into improving the detection of massive sulphide nickel deposits from the surface have continued with the development of innovative electromagnetic techniques. These techniques have led to improved discrimination of targets in support of the Raglan operation. In addition, work on improved computer modelling and 3-D visualization of geophysical and geological models continues.

        Remote sensing investigations continue to be focused on the use of hyperspectral imaging for direct nickel exploration and satellite multispectral imaging for regional geological compilations. A large scale airborne hyperspectral survey was flown over projects in the Canadian Arctic during the 2002 summer field season.

        Work continues on application development for an exploration intranet designed to streamline management, administrative and clerical tasks.

  Metallurgical Technology

        Falconbridge has metallurgical technology facilities in Sudbury, the Nikkelverk refinery, the Kidd Metallurgical Division and Falcondo. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to improve nickel, copper, cobalt and zinc products and to develop environmentally sensitive production technologies. The primary focus of research at Sudbury is on developing new technologies in hydrometallurgy and pyrometallurgy for both nickel laterites and sulphides. Pilot plant facilities for metallurgical testing are located at Sudbury, the Nikkelverk refinery, the Kidd Metallurgical Division and Falcondo.

        In late 2002, the metallurgical technology groups of Noranda (Pointe-Claire, Quebec) and Falconbridge (Sudbury, Ontario) were brought closer together in order to benefit from all available synergies. The primary technology site is located in Sudbury with a focus on the needs of the Nickel and the Copper South American business units. Other business units will receive support on an as-needed basis. A financial structure has been set up to recover the project costs incurred by an operating site directly according to the resources provided by Falconbridge and Noranda.

        Expenditures on research and process development for the two years ended December 31, 2001 and 2002 were $16.9 million and $12.9 million, respectively.

Employees

        At December 31, 2002, Falconbridge employed 6,457 people, including 3,574 in Canada, 1,354 in the Dominican Republic, 511 in Norway, 417 at the Collahuasi operation in Chile (which is 44% of the total employees at Collahuasi), 466 at Lomas Bayas in Chile and 135 in other countries.

        Falconbridge is a party to collective agreements with unions representing employees at a number of its operations, as described below:

Operation	Employees Represented	Expiry Date
Sudbury Operations	Production and maintenance (National Automobile, Aerospace, Transportation and General Workers of Canada ("CAW"))	January 31, 2004
	Office, clerical and technical (United Steelworkers of America)	February 28, 2004
Kidd Metallurgical Division	Production and maintenance (CAW)	September 30, 2005
Raglan	Production and maintenance (Syndicat de Métallos (FTQ), United Steelworkers of America)	April 30, 2006
Nikkelverk	Substantially all groups	May 31, 2004
Falcondo	Production and maintenance	November 30, 2005
Collahuasi	Production	June 30, 2004
Lomas Bayas	Production (Operators)	April 30, 2006
	Supervisory, Technical, Professional, Administrative*	June 30, 2003

*The Supervisory, Technical, Professional and Administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment.

        All other Falconbridge employees, including those at the Kidd Mining Division, are not represented by a union.

PRINCIPAL PRODUCTS

        Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt. Other products include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Production, consumption and inventory data relating to Falconbridge's principal products, end-uses of its products and the global markets for those products have been derived from a number of sources:

    Nickel: Production, consumption and inventory statistics are based on Falconbridge estimates using available information.

    Stainless steel: Production statistics are based on Falconbridge estimates using available information.

    Copper: Production, consumption and inventory statistics for the Western World, and Eastern Bloc import statistics, are based on data published monthly by the World Bureau of Metal Statistics, for years up to and including 2001; statistics for 2002 are based on Falconbridge estimates using available information.

    Zinc: Production, consumption and inventory statistics for the Western World, and Eastern Bloc import statistics, are based on data published by the International Lead and Zinc Study Group, for years up to and including 2001; statistics for 2002 are based on Falconbridge estimates using available information.

        Average LME and Comex settlement prices for nickel, copper and zinc, and average prices for cobalt and other metals and products, are based on data published in Metal Bulletin or Metals Week.

        Although Falconbridge believes that the published data reported in this annual information form, and the other information that formed the basis of its estimated statistical data described above, is accurate, Falconbridge makes no representation as to the completeness, accuracy or currency of such information. In particular, although data concerning the metals and stainless steel markets in the CIS, the People's Republic of China and other Eastern Bloc countries have become more readily available in recent years, historical statistics in those markets tend to be less complete and, as a result, estimates based thereon are susceptible to variation.

Nickel

        Nickel is a metal with characteristics of corrosion resistance, high strength over a wide range of temperatures and high ductility. The principal uses for nickel are stainless steel, nickel-based alloys, electroplating, low alloy steel, foundry products and copper-based alloys, as well as miscellaneous uses such as batteries and catalysts.

        Falconbridge sells a wide range of nickel products, which satisfy almost all end-uses. Falconbridge produces a number of high purity forms of nickel at its Nikkelverk refinery, including full plate cathode, cut cathode, SUPERELECTRO™, crowns, D-crowns, microcrowns and D-microcrowns. It also produces a ferronickel cone product at Falcondo.

        In 2002, Falconbridge sold nickel and ferronickel to customers in 31 countries. The largest markets for these products are Western Europe, the United States and Asia/Pacific, which in 2002 accounted for 58%, 18% and 22%, respectively, of Falconbridge's total nickel deliveries.

        There were 33 refined nickel producers of a significant size worldwide in 2002. RAO Norilsk Nickel and Inco Limited were the first and second-largest producers, respectively in 2002. Falconbridge believes that it was the third largest, accounting for approximately 8% of refined nickel production. Other major primary producers are Sté Eramet-SLN, Billiton Plc, WMC Limited, Sumitomo Metal Mining Co. Limited, OM Group Inc., Pacific Metals Company Limited, and the Cmdte. Rene Ramos Latour Enterprise and Cmdte. Ernesto Che Guevara Enterprise operations of Union del Niquel. Falconbridge believes that it was the third largest integrated producer of ferronickel in the world in 2002, after Sté Eramet-SLN and Billiton Plc.

        On the basis of improved fundamentals, the nickel price rose 25% from the end of 2001 to reach U.S.$3.22 per pound at the end of 2002. World supply of refined nickel is estimated to have grown by 3.3% in 2002, an increase of 38,000 tonnes. This was mainly the result of a return to normal output for some producers and continued ramp-up of brownfield projects. World nickel consumption increased by 5.4% compared to 2001 as a result of growth in stainless steel production partly due to restocking and a tight scrap supply. The positive effects of these two factors offset a decrease of 1.5% in the non-stainless sector. Western World stainless steel production growth of 5.3% was basically at the long-term growth trend. Each of the stainless steel market areas experienced a turnaround in 2002. The non-stainless steel sectors were quite weak in 2002. In particular, the high nickel alloy and battery markets were very weak due to not only poor demand, but also a destocking of inventory which was necessary to realign sales with production. Both the aerospace and land based gas turbine markets have experienced a severe downturn, particularly in the United States. Consequently, the nickel market was in a slight deficit for 2002, as demand growth caught up with supply. In addition, the nickel market was supported by Norilsk choosing to collaterize 60,000 tonnes of nickel it held in inventory for a period of three years as part of a loan agreement. LME stocks ended the year at 21,972 tonnes, which the Corporation believes are quite low by historical standards.

        World nickel production, consumption and the resulting supply-demand balance for the three years ended December 31, 2002 were as follows:

	2002	2001(1)	2000(1)
	(thousands of tonnes)
World nickel production	1,184	1,146	1,096
Sales from government stockpiles	0	0	0

Total world supply	1,184	1,146	1,096
Less world nickel consumption	1,190	1,129	1,107

Surplus (deficit)	(6)	17	(11)

Note:

(1)
Information received after the date of Falconbridge's 2001 Annual Information Form resulted in changes to these figures.

        For 2003, the nickel market is forecast to continue in a deficit position. Western World stainless steel production growth is expected to be slightly lower at 4.7%, as production rates moderate, particularly in the U.S., but new expansions scheduled to come on-line in 2003 will require more nickel units to fill pipeline inventories. The non-stainless steel sectors are expected to experience a modest recovery, as many industries are believed to have bottomed in 2002.

        Falconbridge's production and purchases, sales of nickel in all forms, and the changes in Falconbridge's inventory of nickel for the three years ended December 31, 2002, were as follows:

	2002	2001	2000
	(thousands of tonnes)
Production and purchases	92.3	89.8	88.9
Sales	92.8	89.8	90.3

Increase (decrease) in inventory	(0.5)	0.0	(1.4)

Closing inventory	11.4	11.9	11.9

        In the nickel market, the LME settlement price is the benchmark for negotiating with customers. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and current availability of the desired product. The highest premiums are generally secured from the plating industry for Falconbridge crown products. While the LME settlement price is a reference price when negotiating ferronickel prices, the availability of external scrap and the value of iron credits also impact the outcome of price negotiations.

        The average LME settlement prices and the average prices realized by Falconbridge for nickel for the three years ended December 31, 2002 were as follows:

	Average nickel prices
	2002	2001	2000
	(U.S.$ per pound)
Average LME settlement price	3.07	2.70	3.92
Average price realized by Falconbridge:
Nickel	3.14	2.79	4.09
Ferronickel	3.16	2.85	3.98

        The closing LME settlement price for nickel on December 31, 2002 was U.S.$3.22 per pound.

Copper

        Copper is utilized in a number of major industry sectors, including building, construction, electrical and electronics, industrial machinery, transportation and consumer products. The primary use of copper is for electrical and electronic applications across all industry sectors because of copper's excellent electrical conductivity, durability, malleability and resistance to corrosion.

        Falconbridge is not a major supplier of copper, accounting for approximately 2% of total refined Western World production in 2002. The Kidd Metallurgical Division's copper production is marketed and sold throughout the world by Noranda. In Europe, all of the copper cathode produced at the Nikkelverk refinery is marketed and sold by Falconbridge. In Chile, Falconbridge operates the 100% owned Lomas Bayas copper mine, and has a 44% equity interest in the Collahuasi copper operation. Lomas Bayas contributed 59,300 tonnes of refined copper cathode for 2002. Total 2002 production at Collahuasi was 420,500 tonnes of contained copper, mainly in the form of concentrate, which is sold by Collahuasi's marketing department. Falconbridge's proportionate share of this production was approximately 185,000 tonnes.

        Approximately 45% of Falconbridge's 2002 combined refined copper and copper in concentrate sales were to customers in North America, 36% to customers in Europe and the balance to customers in Japan, Taiwan and South America.

        Western World refined copper production and consumption, net trade with the Eastern Bloc and the resulting supply/demand balance for the three years ended December 31, 2002 were as follows:

	2002(1)	2001(2)	2000(2)
	(thousands of tonnes)
Western World refined copper production	11,702	12,149	11,592
Net trade with the Eastern Bloc	(2)	192	584

Total supply	11,700	12,341	12,176
Less Western World copper consumption	11,553	11,690	12,686

Surplus (deficit)	147	651	(510)

Notes:

(1)
Statistical information on copper is published monthly by the World Bureau of Metal Statistics. 2002 figures are estimates since year-end figures are not currently available.

(2)
Information received after the date of Falconbridge's 2001 Annual Information Form resulted in changes to these figures.

        The Western World supply and demand for refined copper was generally balanced in 2002, as mine production cuts announced by various producers late in 2001 flowed through directly to lower metal production in 2002. The decrease in mine production resulted in a decline in the supply of copper concentrate towards the end of 2002. Western World refined metal production fell in 2002 corresponding to the lower availability of concentrates and a shortage of scrap, which resulted in a significant reduction in the surplus supply of refined copper that existed in 2001. The large influx of copper metal from the Eastern Bloc seen in previous years disappeared in 2002 due to a combination of record imports of refined copper into China, and lower exports of copper metal by Russia. Imports into China were augmented by a reported build-up in official stockpiles.

        The copper market moved closer to a balanced market in 2002 due to mine production cuts, rather than a recovery in demand. Western World demand for copper generally remained weak in 2002. European and American demand recovery failed to occur and, in Japan, the deteriorating economic outlook has translated into continued poor demand for copper. However, demand for copper in Asia increased in 2002 compared to 2001 partly due to improved economic activity and hence domestic demand, and partly due to an increase in exports, particularly to China. LME inventories increased by 56,400 from the end of last year, ending 2002 at 855,625 tonnes. On the basis of improved supply fundamentals, the LME cash settlement price for copper was U.S.$0.70 per pound at the end of December 2002, compared to U.S.$0.66 per pound at the end of December 2001.

        For 2003, Western World copper mine production is expected to increase by approximately 4.5%. As a result, the concentrate market is expected to rebalance into a slight surplus. The bulk of the increase is anticipated to come from the Phase IV expansion at the Escondida mine, located in Chile. For 2003, refined copper production is expected to rise modestly, as the balance of the mine production increase is expected to alleviate the concentrates deficit that existed at the end of 2002. While strong Chinese buying is expected to continue in 2003, it is not expected to reach the record level of 2002, and net trade of copper metal from the East into the West is expected to return. A 3.9% growth rate in demand is expected for 2003, which should be sufficient to move the copper market into a deficit position.

        Falconbridge's copper is sold on the basis of the Comex High Grade settlement price in North America and the LME Grade A settlement price in Europe and the Far East. The average Comex High Grade and LME Grade A settlement prices and the average prices realized by Falconbridge for copper for the three years ended December 31, 2002, were as follows:

	Average copper prices
	2002	2001	2000
	(U.S.$ per pound)
Average Comex High Grade settlement price	0.72	0.73	0.84
Average LME Grade A settlement price	0.71	0.72	0.82
Average price realized by Falconbridge	0.72	0.70	0.84

        The closing Comex High Grade and LME Grade A settlement prices for copper on December 31, 2002 were both U.S.$0.70 per pound.

Zinc

        Zinc, like copper, is used in a wide range of industries. Its major use, accounting for approximately 51% of total Western World consumption, is for galvanizing steel, which is sold to the automobile and construction industries. Galvanizing consists of coating steel with zinc to protect the steel from corrosion. Other applications include the production of die cast alloys used to manufacture precision machine parts, brass alloys used to manufacture a wide range of industrial parts and household hardware, chemicals and zinc dusts used in the manufacture of pigments and rubber tires.

        Falconbridge is not a major supplier of zinc, accounting for approximately 2% of total Western World refined production in 2002. In 2002, Falconbridge sold 100% of its zinc production in North America. Falconbridge's zinc production is marketed and sold by Noranda.

        Western World refined zinc production and consumption, net trade with the Eastern Bloc and the resulting supply/demand balance for the three years ended December 31, 2002, were as follows:

	2002(1)	2001(2)	2000(2)
	(thousands of tonnes)
Western World refined zinc production	6,551	6,253	6,138
Net trade with the Eastern Bloc	713	863	851
Sales from U.S. Defence Logistics Agency	20	24	39

Total supply	7,284	7,140	7,028
Less Western World zinc consumption	6,938	6,785	7,036

Surplus (deficit)	346	355	(8)

Notes:

(1)
Statistical information on zinc is published monthly by the International Lead Zinc Study Group. 2002 figures are estimates since year-end figures are not currently available.

(2)
Information received after the date of the Corporation's 2001 Annual Information Form resulted in changes to these figures from those appearing in the 2001 Annual Information Form.

        Over-supply continued to dominate the zinc market in 2002. New mine operations and restarts of old facilities offset the significant volume removed as a result of mine closures and production reductions initiated in the latter part of 2001. Growth in smelter production led to reduced availability of zinc concentrate. Continued ramp-up of brownfield expansions saw smelter production grow approximately 4.8% in 2002 compared to 2001. The tight concentrate market in 2002 had an effect on Chinese smelters, with production, and hence exports of refined metal, falling. Demand for zinc metal was disappointing in 2002, with an expected Western World growth of 2.3% compared to 2001. In the U.S., there was underlying improvement in demand for zinc metal. In Europe, both the automotive and construction sectors were weak. Demand for zinc from the Asian galvanized steel industry, especially in South Korea, was strong in 2002. The increase in refined zinc supply, compounded by continued weak demand, maintained the zinc market balance in a significant surplus with the result that reported stocks increased over levels at the end of 2001. LME stocks alone have increased by over 200,000 tonnes, since December 31, 2001, to end 2002 at 651,050 tonnes.

        As of December 31, 2002, the Asia-Pacific region was expected to be a key driver of demand increase in 2003. The outlook for the U.S. is mixed as there are concerns as to whether the automotive and construction sectors will be able to maintain demand rates in 2003. Consumer buying in Europe is anticipated to remain lackluster. The tight concentrate market, low zinc prices and lower treatment charges have led to conjecture of smelter cutbacks/closures in 2003. However, any reductions in smelter production would largely have the effect of reducing the expected market surplus of refined zinc.

        Falconbridge's zinc is sold on the basis of the LME Special High Grade settlement price. The average LME Special High Grade settlement prices and the average prices realized by Falconbridge for zinc for the three years ended December 31, 2002 were as follows:

	Average zinc prices
	2002	2001	2000
	(U.S.$ per pound)
Average LME Special High Grade settlement price	0.35	0.40	0.51
Average price realized by Falconbridge	0.39	0.44	0.55

        The closing LME Special High Grade settlement price for zinc on December 31, 2002 was U.S.$0.34 per pound.

Cobalt

        Cobalt is a metal used in the production of high temperature and wear-resistant alloys, in magnetic alloys and as the binder in diamond tools and tungsten carbide. It is also used in various chemicals for the production of catalysts, pigments, batteries and other miscellaneous products.

        Falconbridge markets and sells its cobalt production principally in the United States, Europe and Japan.

        Global demand for cobalt grew 6.6% in 2002 despite the lack of demand from the major end-use super alloys market. The aerospace industry is in the midst of a cyclical downturn and is not expected to improve until 2004. Overestimation of demand for land-based turbines by manufacturers, as well as the financial crisis in the energy sector created by the bankruptcy of Enron Corp., have resulted in significant reductions of production schedules. Other cobalt-consuming end-uses performed well and contributed to growth in demand for cobalt in 2002, including the tool steels sector, the electronics sector and cobalt chemicals.

        Despite the growth in demand, the cobalt market remained in a surplus position in 2002. In 2003, cutbacks by existing producers are expected, but these will likely nearly be offset by greater output from OM Group Inc.'s Big Hill project and higher capacity as a result of modernization at the Anglovaal's Chambishi plant in Zambia. In addition, Defence Logistics Agency stockpile sales are expected to nearly double in 2003. However, we expect stronger demand growth for cobalt to move the cobalt market into a deficit position in 2003.

        The Metal Bulletin average prices, 99.8% low and 99.3% low (which are important as the industry reference prices), and the average prices realized by Falconbridge for cobalt for the three years ended December 31, 2002, were as follows:

	Average cobalt prices
	2002	2001	2000
	(U.S.$ per pound)
Metal Bulletin average price (99.8% low)	6.96	10.31	14.92
Metal Bulletin average price (99.3% low)	6.76	9.29	12.79
Average price realized by Falconbridge	7.02	9.66	13.71

        The closing Metal Bulletin average prices, 99.8% low and 99.3% low, for cobalt on December 31, 2002 were U.S.$6.50 and U.S.$6.00 per pound, respectively.

Other Metals and Products

        Other metals and products produced and sold by Falconbridge include silver, gold, platinum group metals, cadmium, indium and sulphuric acid.

        Falconbridge's Nikkelverk refinery treats the silver, gold and platinum group metals contained in the matte produced by the Sudbury Operations and in the custom feed from other sources. The annual revenues from sales of the silver, gold and platinum group metals produced at the Nikkelverk refinery for the three years ended December 31, 2002 were as follows:

	2002	2001	2000
	($ thousands)
Sudbury ore	41,467	65,017	42,293
Raglan ore	38,812	90,566	33,347
Custom feed and purchased metal	36,787	35,470	77,677

Total	117,066	191,053	153,317

        In addition, the Kidd Metallurgical Division produces anode slimes containing 4.4 million ounces of silver, which are toll refined by Noranda or other companies and returned or sold in the open market.

        Cadmium is a minor metal with a wide range of applications. Its major use, accounting for over 70% of total world consumption, is in the production of nickel cadmium batteries. Other uses include the manufacture of paint pigments, coatings, plastics and alloys.

        Another minor metal, indium, is recovered from the smelter dust at the Kidd Metallurgical Division. Indium's end uses include consumer electronics such as flat bed display devices and semiconductors, window glass coatings, windshield coatings for cars and aircraft, and bearings.

        Sulphuric acid is used in the manufacture of fertilizer, synthetic fibres, pigments, explosives, plastics, rubber and catalysts. Sulphur dioxide gas is a by-product of Falconbridge's smelting and refining operations. Most of the sulphur dioxide gas produced at the Corporation's Canadian smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with limits on the quantity of sulphur dioxide which can be emitted from Falconbridge's smelters and refineries (See "Environment, Safety and Health — Environment — Air, Water and Soil Quality"). The Corporation's Canadian sulphuric acid production accounts for approximately 92% of Falconbridge's total production and is purchased for resale in North America by a subsidiary of Noranda. The balance of Falconbridge's sulphuric acid production is from the Nikkelverk refinery and is sold in Europe.

Sales Volumes, Average Prices and Revenue

        Falconbridge's sales volumes by product (including purchased material) for the three years ended December 31, 2002 were as follows:

		2002	2001	2000
	Nickel (tonnes)	71,327	65,269	62,055
	Ferronickel (tonnes)	21,446	24,572	28,220
Copper	— metal (tonnes)	270,831	204,548	180,775
	— metal in concentrate (tonnes)	142,028	154,382	166,011
Zinc	— metal (tonnes)	145,411	141,671	138,125
	— metal in concentrate (tonnes)	3,007	—	99
	Cobalt (tonnes)	2,932	2,316	2,614
	Gold (ounces)	50,311	42,331	24,183
	Silver (thousand ounces)	4,490	3,611	2,653
	Platinum (ounces)	47,112	54,126	38,662
	Palladium (ounces)	97,434	142,859	114,365
	Rhodium (ounces)	5,942	5,760	1,979
	Cadmium (tonnes)	493	523	560
	Indium (ounces)	880,878	153,747	567,940
	Sulphuric acid (tonnes)	972,325	851,407	852,771

        The average prices, by product, and the average exchange rates realized by Falconbridge for the three years ended December 31, 2002 were as follows:

	2002	2001	2000
	(U.S.$ per pound, unless otherwise indicated)
Nickel	3.14	2.79	4.09
Ferronickel	3.16	2.85	3.98
Copper metal	0.72	0.70	0.84
Zinc metal	0.39	0.44	0.55
Cobalt	7.02	9.66	13.71
Gold (per ounce)	312	276	287
Silver (per ounce)	4.61	4.39	5.03
Platinum (per ounce)	526	530	536
Palladium (per ounce)	338	552	623
Rhodium (per ounce)	791	1,341	1,894
Cadmium	0.23	0.10	0.14
Indium (per ounce)	2.43	2.68	4.26
Average exchange rate realized U.S.$1.00 = Cdn.$	1.56	1.52	1.49

        The revenues by product received by Falconbridge for the three years ended December 31, 2002 were as follows:

	Year ended December 31,
	2002 Amount	%	2001 Amount	%	2000 Amount	%
	($ millions)		($ millions)		($ millions)
Nickel	776	32	638	30	827	32
Ferronickel	234	10	238	11	366	14
Copper	970	41	794	37	873	33
Zinc	197	8	213	10	251	10
Cobalt	71	3	77	4	117	4
Palladium	53	2	124	6	109	4
Other(1)	93	4	54	2	72	3

Total	2,394	100	2,138	100	2,615	100

Note:

(1)
Includes gold, silver, platinum, rhodium, cadmium, indium and sulphuric acid.

        Nickel in all forms and copper represented 42% and 41%, respectively, of total revenues for the year ended December 31, 2002.

ENVIRONMENT, SAFETY AND HEALTH

        The mining and mineral processing operations of Falconbridge are subject to extensive government regulations relating to the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling and disposal, mine reclamation and closure, and occupational safety and health. In addition to mandated environmental safeguards, Falconbridge has many initiatives to improve both the internal and external environment, such as health research, auditing and risk management programs.

        In 2002, the Falconbridge and Noranda environment, safety and health functions were combined, which the Corporation believes provides positive benefits to environmental, health and safety programs for Falconbridge. Best practices from both corporations are being applied in the areas of environmental management, assurance programs, safety performance, industrial hygiene and occupational health, among other pertinent aspects. Designated environment, health and safety ("EHS") representatives from each of the six Noranda/Falconbridge business units assist in implementing corporate-wide EHS programs throughout all operations. This management framework not only provides open communication among all business units, but is designed to ensure that EHS issues are managed effectively.

Environment

  Corporate Policies and Practices

        Falconbridge has in place a comprehensive environmental management system consisting of a sustainable development policy, codes of practice, audits, job descriptions and procedures, roles and responsibilities, employee training, public and employee reporting, emergency prevention and response, risk management and community awareness. Falconbridge has developed a Risk Management Guideline and is implementing a Risk Management Program at all business units.

        Falconbridge's objective is to meet or surpass environmental standards set by relevant legislation, through the application of innovative and technically-proven economic measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial waste removal and site restoration costs on an ongoing basis, which it believes will minimize future liabilities for site closure.

        Falconbridge has adopted the ISO14001 Environmental Management System standard and is currently implementing the ISO standard into existing environmental management systems at each of its operations. To date, Falcondo, Nikkelverk, Kidd Mine, Raglan and Collahuasi have received ISO14001 certification.

        The Corporation produces an annual sustainable development report which reports on the Corporation's initiatives toward sustainable development and the accomplishments made to date.

  Site Remediation and Rehabilitation

        Rehabilitation programs are continuing at all operations, including reforestation at Falcondo and rehabilitation at the Sudbury Operations. Rehabilitation research and development programs to reduce costs and to ensure closure effectiveness are being pursued. Falconbridge incurs substantial site restoration costs annually, which it believes will reduce future restoration costs. These include tailings and land reclamation, revegetation, decommissioning and demolition of plant and buildings, and waste management. Based on currently available information, preliminary closure plans, currently applicable regulations, planned annual spending on site restoration, and the remaining life of Falconbridge's ore reserves, Falconbridge believes that its site restoration costs will be manageable and will not have a material adverse impact on its earnings or competitive position.

        Environmental closure plans have been submitted for the Sudbury Mines/Mill, the Kidd Mining Division and the Kidd Metallurgical Division. Exploration properties across Canada continue to be rehabilitated and restoration has commenced on the Nickel Rim and Errington West properties in Sudbury. The Manibridge site in Manitoba and the Cam Chib site near Timmins are the subject of study with rehabilitation work planned for 2003-2004. The Marbridge site in Quebec was rehabilitated in 2002.

        The total liability for future site restoration costs in relation to Falconbridge's worldwide operations, which will be incurred primarily after the cessation of operations, is estimated to be $225 million at December 31, 2002.

This estimate is based on information currently available, including preliminary closure plans and alternatives, applicable regulations, planned spending on site restoration and the remaining life of Falconbridge's mineral reserves. At December 31, 2002, Falconbridge had provided for $93.3 million, in addition to ongoing capital and operating expenditures. The remaining balance will be accrued and expensed over the remaining lives of the operations.

        In view of the uncertainties concerning future removal and site restoration costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated by Falconbridge. Falconbridge's estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively in the financial statements as a change in an accounting estimate.

  Air, Water and Soil Quality

        In April 2002, approximately 2,300 barrels of crude oil was spilled from the Falcondo oil pipeline in the Dominican Republic as a result of a pipeline rupture. Prompt and efficient cleanup of the affected waterways, vegetation and land in accordance with an order from the Dominican Department of Environment and Natural Resources resulted in the collection of over 95% of the spilled oil. Oil-saturated soil was removed, bio-remediated and used on the Falcondo reforestation property. Oil which spilled into different waterways was collected and separated to be refined into naphtha, diesel and fuel oil for use at the operation. Ecological life affected by the spill has since recovered naturally. Claims for compensation by several parties have been addressed. Legal action has also been taken by one municipality and claims for additional costs by the Santo Domingo water authority remain outstanding.

        A full analysis was conducted on the integrity, operating and maintenance protocol and safe operating procedures of the Falcondo pipeline, and corrective actions are being implemented. Independent evaluations on the environmental impacts of the spill and recommended remediation plans have also been conducted.

        Falconbridge was charged with two offences under the Ontario Environmental Protection Act relating to an alleged sulphur dioxide emission at the Sudbury Smelter in June of 2000. A trial on these charges is scheduled for June of 2003. In March of 2003, Falconbridge was charged with one offence under the Ontario Water Resources Act in relation to an alleged zinc discharge into Three Nations Creek at its Kidd Metsite. Disclosure has not yet been received from the Crown on this charge.

        The Sudbury Smelter continues to maintain its sulphur dioxide emissions to levels substantially below the limits established under the Province of Ontario's Countdown Acid Rain Program Regulation. Sulphur dioxide emissions at the Falconbridge smelter were 38,300 tonnes in 2002, 62% below the provincially regulated limit of 100,000 tonnes per year.

        In February 2002, the Sudbury Smelter was issued a new sulphur dioxide control order effective December 31, 2006 limiting annual emissions to 66 kilotonnes from the current limit of 100 kilotonnes. Hourly ground level concentrations have been limited to 0.34 ppm for sulphur dioxide emissions as of April 1, 2002.

        To further reduce emissions, a continuing program of higher degrees of concentrate roasting in smelting is in place at the Sudbury Smelter. The substantial decrease in sulphur dioxide emissions at the Falconbridge smelter is illustrated in the following table:

	Kilotonnes of sulphur dioxide per year
Year	Emissions	Permitted limit	Tonnes of sulphur dioxide per tonne of nickel produced
1970	340.0	340	7.88
1980	123.0	154	4.04
1990	70.0	154	1.86
2000	27.7	100	0.58
2001	29.6	100	0.54
2002	38.3	100	0.66

The variance in sulphur dioxide emissions between 2000 and 2002 is mainly due to decreased production over the strike period in 2000 and 2001, and also the nature of the custom feed product mix.

        The Kidd Metallurgical Division and the Nikkelverk refinery treat almost all process gases carrying sulphur dioxide for the production of marketable sulphuric acid and liquid sulphur dioxide and achieve greater than 98% sulphur fixation. Sulphur dioxide emissions at the Kidd Metallurgical Division and the Nikkelverk refinery are below regulatory limits. Nikkelverk's use of hydrochloric acid rather than liquid chlorine in its process has reduced liquid chlorine used by over 95% between 1994 and the end of 2002.

        In 2001, a comprehensive soil study involving various metals was initiated by the Corporation in the community of Falconbridge near Sudbury, Ontario. This was part of a broader on-going soil testing program within the Sudbury Basin involving the Ontario Ministry of the Environment ("MOE").

        In order to determine whether the metal levels detected in the soil study have any impact on human health, the Corporation is participating in a human health risk assessment for the community, in consultation with the MOE, the Sudbury Medical Officer of Health and Inco Limited. This assessment is scheduled to be completed and publicly released in 2004.

  Product Stewardship

        Falconbridge has an active environmental product stewardship program. This includes providing customers with advice on the safe handling of products and disposal of metal wastes and the development of the capability to accept a wide range of metal-bearing materials for recycling at its facilities. Falconbridge is currently researching possible uses for some of its slag, a by-product of the smelting process, in commercial applications.

  New Projects

        Environmental protection and pollution prevention are priorities at all new projects. The environmental baseline studies serve as the basis for ongoing environmental activities. The environment baseline report on the Koniambo project in New Caledonia was released in 2001. The environmental impact assessment is expected to be released in 2003.

  Future Regulations

        Future regulations may place lower limits on allowable emissions of all kinds, including air, water, waste and hazardous materials and spills. Also, requirements for site rehabilitation may become more demanding. Falconbridge's policies and programs of pollution prevention, continuous improvement and emphasis on innovation have enabled it to develop and implement effective and relatively low-cost measures to meet or maintain emissions below regulatory requirements.

        The toxicity of certain metals in the workplace and the environment is of continuing concern to the mining industry. New standards and intergovernmental accords are being considered by the Ontario Ministry of Labour, Environment Canada, the United States Occupational Safety and Health Administration, the American Conference of Governmental Industrial Hygienists and the Commission of European Communities. Falconbridge is not able to assess the overall financial impact of potential new standards. Falconbridge is continuing to make engineering improvements each year with a view to improving the working environment of its operations.

        The business conducted by Falconbridge has been, and may in future be, affected by changes in environmental legislation and other requirements including those related to future removal and site restoration costs. Because Falconbridge operates in many countries, both the likelihood of changes in legislation and their impact upon Falconbridge are not predictable.

Safety and Health

        Falconbridge has decreased lost-time accident frequencies from 2.12 per 200,000 hours worked in 1992, to 1.36 per 200,000 hours worked in 2002. Safety and health policies are in place at all Falconbridge operations and safety responsibilities are part of all job descriptions, job procedures and performance reviews. Key safety priorities include emphasis on internal responsibility, joint health and safety committees and internal loss control management. Improvement programs in hazard analysis, risk assessment and emergency prevention and response are on-going.

TRENDS, RISKS AND UNCERTAINTIES

Fluctuating Metal Prices

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves and its business, financial condition, liquidity and operating results.

Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting.

Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour Relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place. Falconbridge's collective agreements with unionized workers at Falconbridge's Sudbury, Nikkelverk and Collahuasi operations remain in effect until 2004. The supervisory, technical, professional and administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment each of which expires in June, 2003. Collective agreements covering Falconbridge's unionized workers at the Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations will expire between 2005 and 2006. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of Reserve Estimates and Production Estimates

        Falconbridge's reported ore reserves as of year-end 2002 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian Kroner, Euros, Yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars while Nikkelverk's costs are incurred in Norwegian Kroner. Falconbridge's consolidated financial statements are expressed in Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the Canadian dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its U.S. dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At March 31, 2003, approximately $1,223 million, or 63 per cent of Falconbridge's total debt of $1,939 million was subject to variable rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

Energy Supply and Prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign Operations

        Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country by country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Treatment and Refining Charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond Falconbridge's control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges Falconbridge realizes.

Legal Proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgment could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table includes consolidated financial information of the Corporation for the financial years indicated:

	Year Ended December 31
	2002	2001	2000
	(in thousands of Canadian Dollars except per share amounts)
Revenues	$2,394,035	$2,138,249	$2,614,596
Operating income — total	136,681	26,058	535,635
Operating income per common share — basic and fully diluted	0.77	0.15	3.03
Total assets	5,203,590	5,069,460	4,809,995
Long-term debt	2,022,534	1,867,321	1,462,012
Net income — total	73,354	15,967	368,273
Net income per common share — basic and fully diluted	0.34	0.02	2.01
Dividends declared — per preferred share, Series 2	1.47	1.47	1.47
Dividends declared — per common share	0.40	0.40	0.40

        For a discussion of the comparability of the foregoing numbers, including discussions of discontinued operations, changes in accounting policies, significant acquisitions and major changes in the direction of the business, please see Falconbridge's management's discussion and analysis for the year ended December 31, 2002 and the notes to the Corporation's financial statements for the year ended December 31, 2002, each of which is included in the Corporation's 2002 Annual Report and each of which is incorporated herein by reference.

DIVIDEND POLICY

        The Corporation views common share dividends as an important part of a shareholder's return on investment. As a result, the Corporation attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Corporation's financial position. It is expected that the common share dividend will increase or decrease to reflect the Corporation's operating results and financial position.

        The preferred shares of each series issued by the Corporation rank in priority to the common shares with respect to the payment of dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        See pages 17 to 30 of the Corporation's 2002 Annual Report, which are incorporated herein by reference. Any statement contained therein is modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained in this Annual Information Form modifies or supersedes that statement.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

        In the management's discussion and analysis contained in the Corporation's 2002 Annual Report and in the management's discussion and analysis contained in the Corporation's quarterly report for the three months ended March 31, 2003, the ratio of net debt to net debt plus equity is presented. Net debt as well as the ratio of net debt to net debt plus equity are not financial measures recognized by Canadian generally accepted accounting principles ("GAAP"). Net debt is defined as debt minus cash and cash equivalents. The most directly comparable financial measure calculated and presented in accordance with GAAP to net debt is total debt which is comprised of long term debt, current portion of long term-debt and Collahuasi project debt. The table below reconciles net debt to total debt and the related ratio described above using total debt instead of net debt.

        Effective January 1, 2003, the Corporation changed its accounting policies for interest and costing of inventory. The first reported amounts as at December 31, 2000, 2001 and 2002 are those reported in the Company's 2002 Annual Report and do not contemplate any restatements required for comparative purposes to reflect these changes in accounting policy. The equity figure for December 31, 2002 in the fourth column has been restated for comparative purposes to reflect these changes in accounting policies.

	December 31,
				December 31, 2002	March 31, 2003
	2000	2001	2002
				(restated)
				(unaudited)
	(in thousands of Canadian dollars)
Total debt (a)	1,462,012	1,867,321	2,022,534	2,022,534	1,938,732
Cash and cash equivalents	250,438	198,315	259,933	259,933	247,622

Net debt (b)	1,211,574	1,669,006	1,762,601	1,762,601	1,691,110

Equity (c)	2,346,964	2,280,008	2,285,301	2,394,870	2,434,953

Net debt plus equity (d)	3,558,538	3,949,014	4,047,902	4,157,471	4,126,063

Net debt to net debt plus equity (b/d)	0.34	0.42	0.44	0.42	0.41
Total debt to total debt plus equity (a / (a+c))	0.38	0.45	0.47	0.46	0.44

        In the management's discussion and analysis contained in the Corporation's 2002 Annual Report, the Corporation presents an average of the net debt to net debt plus equity ratios for the last eight years since the Corporation's initial public offering in 1994. This average of net debt to net debt plus equity is not a financial measure recognized by GAAP. The most directly comparable financial measure derived from financial measures calculated and presented in accordance with GAAP is the average of total debt to total debt plus equity for the same period. The table below reconciles (x) the average of net debt to net debt plus equity to (y) the average of total debt to total debt plus equity.

Average Since Initial Public Offering
Net debt to net debt plus equity (x)	31%
Dilution impact of excluding cash and cash equivalents	5%
Total debt to total debt plus equity (y)	36%

MARKET FOR SECURITIES OF THE CORPORATION

        The common shares and cumulative preferred shares, series 2, of the Corporation are listed and posted for trading on The Toronto Stock Exchange.

DIRECTORS AND EXECUTIVE OFFICERS

        Set out below are the names, municipalities of residence, office and principal occupations of the directors of the Corporation.

Name and Municipality of Residence	Office	Principal Occupation
ALEX G. BALOGH Oakville, Ontario	Director	Corporate Director
JACK L. COCKWELL Toronto, Ontario	Director	Group Chairman, Brascan Corporation
ROBERT J. HARDING Toronto, Ontario	Director	Chairman, Brascan Corporation
DAVID W. KERR Toronto, Ontario	Director, Chairman of the Board	Chairman, Noranda Inc.
G. EDMUND KING Toronto, Ontario	Director	Deputy Chairman, Rockwater Capital Corporation
NEVILLE W. KIRCHMANN Toronto, Ontario	Director	President and Chief Executive Officer, The Princess Margaret Hospital Foundation
MARY A. MOGFORD Newcastle, Ontario	Director	Corporate Director and Partner, Mogford Campbell Inc.
DEREK G. PANNELL Toronto, Ontario	Director, Deputy Chairman of the Board	President and Chief Executive Officer, Noranda Inc.
DAVID H. RACE Toronto, Ontario	Director	Corporate Director
AARON W. REGENT Toronto, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Corporation
JAMES D. WALLACE Sudbury, Ontario	Director	President, Pioneer Construction Inc.

        All of the directors of the Corporation have held the principal occupation identified above for not less than five years, except for Mr. Cockwell, who was Co-Chairman, Brascan Corporation from February 2002 to February 2003 and President and Chief Executive Officer, Brascan Corporation prior thereto; Mr. Kerr, who was Executive Chairman, Noranda Inc. from April 2002 to February 2003, Chairman and Chief Executive Officer, Noranda Inc. from September 2001 to April 2002 and President and Chief Executive Officer, Noranda Inc. prior thereto; Mr. King, who was Deputy Chairman, McCarvill Corporation prior to July 2002; Mr. Kirchmann, who was Chairman and Chief Executive Officer, Koo Koo Roo Canada Limited prior to March 1999; Mr. Pannell, who was President and Chief Executive Officer, Falconbridge Limited from February 2002 to June 2002, President and Chief Operating Officer, Noranda Inc. from September 2001 to April 2002, Vice President, Operations, Compañia Minera Antamina from December 1998 to September 2001 and Senior Vice President, Copper, Noranda Inc. prior thereto; Mr. Race, who was Chairman of CAE Inc. prior to June 1999; and Mr. Regent, who was Executive Vice-President and Chief Financial Officer, Noranda Inc. from May 2000 to May 2002, and Senior Vice President Corporate Development, Brascan Corporation prior thereto.

        Set out below is the period during which each director has served, and those directors who are currently members of the Audit Committee and the other committees of the board of directors.

Name	Period During Which a Director of the Corporation
Alex G. Balogh (2) (3)	Since September 1989
Jack L. Cockwell (4)	Since December 1995
Robert J. Harding (2) (4) (6)	Since July 2000
David W. Kerr (7)	Since September 1989
G. Edmund King (2) (4) (5) (6)	Since June 1994
Neville W. Kirchmann (1) (4) (5)	Since December 1997
Mary A. Mogford (1) (2) (3) (5)	Since December 1995
Derek G. Pannell (3) (4)	Since April 2001
David H. Race (1) (3) (5)	Since April 1994
Aaron W. Regent (7)	Since February 2002
James D. Wallace (1) (4) (5) (6)	Since January 2001

Notes:

(1)
Member of the Audit Committee

(2)
Member of the Corporate Governance Committee

(3)
Member of the Environment, Health and Safety Committee

(4)
Member of the Human Resource and Compensation Committee

(5)
Member of the Independent Directors' Committee

(6)
Member of the Pension Investment Committee

(7)
Resource person for all committees

        The Corporation does not have an Executive Committee. The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Corporation.

        In April 2002, the Corporation and Noranda agreed to integrate certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda.

        Set out below are the names, municipalities of residence, office and principal occupations of the executive officers of the Corporation.

Name and Municipality of Residence	Office	Principal Occupation
M. BRENT CHERTOW Newmarket, Ontario	President, Canadian Copper and Recycling	President, Canadian Copper and Recycling of the Corporation and Noranda Inc.
FERNANDO E. PORCILE Santiago, Chile	President, Copper	President, Copper of the Corporation and Noranda Inc.
JOSEPH LAEZZA Oakville, Ontario	President, Nickel	President, Nickel of the Corporation
SERGIO CHAVEZ Bonao, Dominican Republic	President and General Manager, Ferronickel Operation	President and General Manager, Falconbridge Dominicana, C. por A.
MICHAEL F. DOOLAN Mississauga, Ontario	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of the Corporation

ANTHONY L. HANNAFORD Oakville, Ontario	Senior Vice President, Technology	Senior Vice President, Technology of the Corporation and Noranda Inc.
PETER KUKIELSKI Toronto, Ontario	Senior Vice President, Projects	Senior Vice President, Projects of the Corporation and Noranda Inc.
THOMAS F. PUGSLEY Oakville, Ontario	Senior Vice President, Projects and Engineering	Senior Vice President, Projects and Engineering of the Corporation
KATHERINE RETHY Toronto, Ontario	Senior Vice President, Procurement, Logistics, Transportation and Information Services	Senior Vice President, Procurement, Logistics, Transportation and Information Services of the Corporation and Noranda Inc.
PAUL W. A. SEVERIN Oakville, Ontario	Senior Vice President, Exploration	Senior Vice President, Exploration of the Corporation and Noranda Inc.
MARTIN SCHADY Mississauga, Ontario	Senior Vice President, Business Development	Senior Vice President, Business Development of the Corporation and Noranda Inc.
JEFFERY A. SNOW Toronto, Ontario	Senior Vice President and General Counsel	Senior Vice President and General Counsel of the Corporation and Noranda Inc.
DENIS COUTURE Toronto, Ontario	Vice President, Communications and Public Affairs	Vice President, Communications and Public Affairs of the Corporation and Noranda Inc.
JOHN M. DOYLE Pickering, Ontario	Vice President, Taxation	Vice President, Taxation of the Corporation and Noranda Inc.
ALLEN G. HAYWARD Lively, Ontario	Vice President, Nickel Mining	Vice President, Nickel Mining of the Corporation
OLLE JOHANSSON Oakville, Ontario	Vice President, Marketing and Sales	Vice President, Marketing and Sales of the Corporation
ANDRÉ JORON Markham, Ontario	Vice President, Human Resources	Vice President, Human Resources of the Corporation and Noranda Inc.
ROBERT TELEWIAK Oakville, Ontario	Vice President, Environment, Safety and Health	Vice President, Environment, Safety and Health of the Corporation and Noranda Inc.

        All of the executive officers of the Corporation have held management or senior positions with the Corporation or its associated companies for the past five years except for Mr. Couture, who has served as Vice-President, Communications and Public Affairs, Noranda Inc. since October 1999, Vice-President, Communications and Government Relations, Domtar Inc. prior to October 1999; Mr. Doolan, who was Senior Vice-President, Financial Planning, Noranda Inc. from April 2001 to July 2002, Vice-President, Financial Planning, Nexfor Inc. from February 1999 to March 2001 and Assistant Vice-President, Taxation, Nexfor Inc. prior thereto; Mr. Joron, who has served as Vice-President, Human Resources, Noranda Inc. since April 2001, Senior Director, Human Resources, Noranda Inc. from May 2000 to April 2001 and Vice-President, Human Resources, Hudson's Bay Company prior thereto; Mr. Kukielski who has served as Senior Vice-President, Projects, Noranda Inc. since September 2001, Engineering Manager and Commissioning Manager, Antamina

Project, Rio Algom Limited prior to August 2001; Mr. Porcile who has served as President, Copper, Noranda Inc. since April 2002, Vice-President Project Development, BHP-Billiton from August 2001 to March 2002, President Compañía Minera Cerro Colorado Billiton from January 2000 to July 2001 and Vice-President Engineering & Development, Rio Algom Limited prior thereto; Ms. Rethy who has served as Senior Vice-President, Procurement, Logistics & Information Systems, Noranda Inc. since April 2002, Senior Vice-President, Shared Business Services prior thereto; and Mr. Schady who has served as Senior Vice-President, Noranda Inc. since 1998.

        As at December 31, 2002, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 32,764 common shares, representing less than 0.1% of the Corporation's outstanding common shares, and no voting securities of any subsidiary of the Corporation. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and officers individually.

ADDITIONAL INFORMATION

        Upon request to the Secretary and Assistant General Counsel of the Corporation at the Corporation's executive offices, BCE Place, Suite 200, 181 Bay Street, Toronto, Ontario M5J 2T3, the Corporation will provide any person with a copy of:

  (a)
  this annual information form,

  (b)
  the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 17, 2003,

  (c)
  any of the Corporation's unaudited interim reports to shareholders issued after December 31, 2002, and

  (d)
  any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

        Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular prepared by the Corporation in connection with its annual meeting of shareholders held on April 17, 2003. Additional financial information is provided in the Corporation's comparative consolidated financial statements for the year ended December 31, 2002, which are included in the annual report of the Corporation for 2002.

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FALCONBRIDGE LIMITED
TABLE OF CONTENTS
TECHNICAL GLOSSARY
KEY ASSUMPTIONS FOR MINERAL RESERVE AND RESOURCE ESTIMATION
CURRENCY
METRIC/IMPERIAL CONVERSION TABLE
FALCONBRIDGE LIMITED
BUSINESS OF FALCONBRIDGE
PRINCIPAL PRODUCTS
ENVIRONMENT, SAFETY AND HEALTH
TRENDS, RISKS AND UNCERTAINTIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDEND POLICY
MANAGEMENT'S DISCUSSION AND ANALYSIS
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
MARKET FOR SECURITIES OF THE CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS
ADDITIONAL INFORMATION